02 MAR 18 AM 8:36

PECOM ENERGIA S.A.

de PEREZ COMPANC S.A.

02015920

EXEMPTION 82-3295

Buenos Aires, March 13, 2002.

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We enclose herewith press releases issued by the Company on March 6th., 2002.

Sincerely yours,

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Antonello Tramonti
Attorney

Jorge de la Rua
Attorney

3/19

EDIFICIO PEREZ COMPANC - Maipú 1 - C1084ABA Buenos Aires - ARGENTINA - Tel: (54-11) 4344-6000 - http://www.pecom.com

& CHARGING TO INCOME THE ACQUISITION VALUE OF CIESA IN EXCESS OF THE RELEVANT BOOK VALUE

PECOM
de Perez Companc S.A.

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at http://www.pecom.com

Buenos Aires, March 6, 2002 – Pecom Energía S.A. (Buenos Aires: PECO) announces the following effects on the Company's income for the fourth quarter of 2001:

Minimum presumed income tax credit charged to income.

The negative impact of exchange gains/losses on Pecom Energía's foreign currency borrowing position as a result of the peso devaluation as well as the uncertainty posed by the Argentine current economic scenario, have negatively affected the expected recovery of the Minimum Presumed Income Tax credit. Therefore, the Company has decided to charge to income for the 2001 4th Quarter a Minimum Presumed Income Tax credit in the amount of Ps. 47 million.

The Minimum Presumed Income tax is supplementary to Income Tax and is levied on the potential income of certain productive assets at a rate of 1%.

Charging to Income the acquisition value of Compañía de Inversiones de Energía S.A. (CIESA) in excess of the relevant book value

On account of the impact of the significant peso devaluation on CIESA's foreign currency borrowing position and by virtue of the uncertainty in results of operations expectations as a consequence of the new economic measures, Pecom Energía S.A. has deemed it proper to charge to income the acquisition value of CIESA in excess of the relevant book value, accounting for a Ps.92 million loss.

Such value in excess was determined in 1996 upon successive acquisitions by Pecom Energía S.A. that resulted in the ownership of an additional 25% interest in CIESA's capital stock.
CIESA is owner of 70% of the shares of Transportadora de Gas del Sur S.A. (TGS), the licensee for the rendering of gas transportation service in the south of Argentina.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

ASSET SWAP

PECOM

de Perez Companc S.A.

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS

Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at http://www.pecom.com

Buenos Aires, March 6, 2002 – Pecom Energía S.A. (Buenos Aires: PECO) announces announces that the Company's Board of Directors has approved the agreement whereby the asset swap announced on February 26, 2002 is effected.

Subject to approval by the next General Regular Shareholders' Meeting and to such other approvals as indicated in the above mentioned notice,

a) PECOM ENERGIA S.A. sells IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% interest in PECOM AGRA S.A. The value assigned to the stock by the parties is US$30 million.

b) In turn, IRHE (Argentine Branch) and GENTISUR S.A. transfer PECOM ENERGIA S.A.:

- A 0.75% interest in the Puesto Hernández UTE. The value assigned to such interest by the parties is US$4.5 million.
- A 7.5% equity interest in Compañía Inversora en Transmisión Eléctrica CITELEC S.A. ("Citelec"), controlling company of Transener S.A.. The value assigned to such stock by the parties is US$15 million.
- A 9.187% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.´s capital stock. The value assigned to such stock by the parties is US$5.5 million.

The remaining balance, totaling US$5 million, will be settled by means of an instrument maturing no later than October 2002 and bearing interest at six-month LIBOR plus a 3% annual spread.

Such transactions will requiere approval by Pecom Energía S.A.´s General Shareholders´Meeting since they are deemed to be made among related parties (IRHE Argentine Branch), GENTISUR S.A., and Perez Companc S.A. being under common conatrol). In addition, these operations are subjecto to approval by the "Comisión Nacional de Defensa de la Competencia" (Argentine Defense of Competition Commission). With respect to CITELEC's stock transfer, approval by the "Ente Nacional Regulador de la Electricidad" (ENRE) (Argentine Electricity Control Authority) is also required.

Consummation of this transaction will enable Pecom Energía S.A. to optimize its asset portfolio by means of the incorporation of investments that will strengthen its position in the energy sector and the divestiture of non-core assets. Should such transfers be effected, Pecom Energía S.A.´s holdings in the Puesto Hernández UTE and in CITELEC will increase to 38.45% and 49.99%, respectively. In addition, minority interest in Hidroneuquén S.A. will grant rights in the Pichi Picún Leufú upstream dam.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.